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                                                                       Exhibit 1

                      [HAVAS ADVERTISING LOGO APPEARS HERE]

For immediate release                                     Paris, August 21, 2001


             HAVAS ADVERTISING: REVENUE UP 49.8% IN FIRST HALF 2001

The Havas Advertising Group (Euronext Paris SA: HAV.PA; Nasdaq: HADV), the world's 5th largest communications group*, announced revenue estimated at 1,1 billion euro for the first half of 2001, an increase of 49.8 % as compared to the first half 2000.

Billings, at 7.4 billion euro, increased in line with revenue.

Adjusted to account for the effects of currency, this represents an increase of
47.2 %.

Adjusted to account for currency fluctuations and acquisitions, by including figures for Snyder for the first half in both 2001 and 2000 and excluding other acquisitions, organic growth was up 5.5%.

Comparable growth by geographical region and by major discipline is highlighted in the tables below:

                               Growth by geography
                       (First half 2001 / First half 2000)

                           -----------------------------------------------------------------------------------
                                   Revenue              Revenue %          Unadjusted           Adjusted
                               (million euro)
--------------------------------------------------------------------------------------------------------------
Europe                               555                 50.3 %              +30.2 %             +6.4 %
--------------------------------------------------------------------------------------------------------------
North America                        468                 42.4 %              +87.0 %             +2.4 %
--------------------------------------------------------------------------------------------------------------
Latin America                        47                   4.3 %              +16.7 %             +4.5 %
--------------------------------------------------------------------------------------------------------------
Asia - Pacific                       34                   3.0 %              +3.4 %              -0.5 %
--------------------------------------------------------------------------------------------------------------
TOTAL                               1,104                 100 %              +47.2 %             +5.5 %
--------------------------------------------------------------------------------------------------------------


* Source Advertising Age 2001

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                           Growth by major discipline
                       (First half 2001 / first half 2000)

                                       ------------------------------------------------------------------------
                                            Revenue            Revenue           Unadjusted        Adjusted
                                         (million euro)           %
---------------------------------------------------------------------------------------------------------------
Traditional advertising                       450               40.8 %            +32.8 %           +1.6 %
---------------------------------------------------------------------------------------------------------------
Media & marketing services                    654               59.2 %            +62.9 %           +8.3 %
---------------------------------------------------------------------------------------------------------------
TOTAL                                        1,104              100 %             +47.2 %           +5.5 %
---------------------------------------------------------------------------------------------------------------

It should be noted that MPG was the most dynamic of Havas Advertising's Divisions. This success proves that the strategy of a specialized, independent media service in direct contact with customers should be pursued and developed, given the growing expectations of advertisers; this is the case too for Arnold WW Partners, whose excellent performance in a sluggish traditional advertising market demonstrates the successful integration of the ex-Snyder companies.

New Business

The billings gain from new business in the first half 2001 was 1.7 billion euro. Havas Advertising was ranked second in net new business by CSFB's Advertising New Business Monitor for the first six months of the year.

Among the major account wins were Vodafone, Choice Hotels, Vivendi, SNCF, Sight Resources and Citizens Bank by Arnold Worldwide Partners; Exxon Lubricants, American Airlines, Eagle Star Commercial, Volvo, Seeboard and Cegetel by DAG; Cadbury, Netscalibur, Macquerie Bank, Orange, Danone, Kodak, Continente, Novartis and CSFB by Euro RSCG; Banco Bilbao, France Telecom, AOL, YSL Beaute and CSFB by MPG.

The dynamic and competitive character of our Divisions was confirmed in July and August by the gain of Ambev beverages in Brazil and Heineken in Mexico for Euro RSCG, of Fidelity Investment Financial Services, Nasdaq and EMC for Arnold, de One Tel and Comcast Online for DAG, and ING North America and Invisalign for MPG.

Acquisitions

During the first half each Division pursued its strategy of targeted acquisitions, in line with the 3-year plan. The most significant acquisitions were Black Rocket for Euro RSCG; Brandhouse, Mackinney & Silver and Simmons Durham for Arnold WW Partners, Printel for DAG and Hook Media for MPG. Overall these acquisitions represent approximately 90 million euro of additional revenues over a full year.

MPG / TEMPUS

As announced on July 19, Havas Advertising has launched a friendly takeover bid for Tempus PLC. This acquisition would create, through the merger of MPG with Tempus/CIA, the world's fourth largest network in media expertise with consolidated revenues of 16.5 billion euro.

Today, Havas Advertising has received acceptances for 25,6 % of Tempus shares, including those of the Tempus management. In addition Havas Advertising has acquired a further 3,6 % of Tempus

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shares and has extended the offer until 3rd September 2001. The Group has noted
the announcement of a counter offer for Tempus and is considering its position in light of this.

First half comments

Commenting on these figures, Alain de Pouzilhac, Chairman and Chief Executive Officer said: "In a market situation which declined over the second quarter 2001, Havas Advertising successfully recorded overall growth of nearly 50% and organic growth of 5.5%, higher than the organic growth average for the world's three largest communications groups. This represents a good performance for our Group.

This satisfactory showing is confirmed by the fact that with organic growth of 5.5%, we have gained market share, in line with our short-term objectives.

This has been made possible by significant new business, by our acquisition policy, and by strong growth in the dynamic sector of media and marketing services.

We are currently in an environment where there is still a lack of visibility regarding prospects in the main markets, and particularly the USA, for the second half 2001. In this context Havas Advertising remains focused on the strategy successfully implemented for the past four years: developing specialized divisions in different, complementary areas of communication, in order to achieve a higher level of growth than its main competitors, in terms of both revenues and profits.

In this uncertain environment, we have already undertaken measures to reduce costs and adapt to the market evolution, and this will be apparent in the accounts for the first half. We will therefore continue to aim for a 15% EBIT margin at the end of 2001. However forecasts for communications investments suggest that growth in 2002 may be better than 2001. We should continue to perform more dynamically in media (as long as they are specialized) and marketing services, which already represent Havas Advertising's strong point."

About Havas Advertising

Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group (Advertising Age Annual Agency Report ranking, April 23, 2001). Based in Paris, Havas Advertising has four operating divisions
- Euro RSCG Worldwide, headquartered in New York, Media Planning Group in Barcelona, Diversified Agencies Group in Paris, and Arnold Worldwide Partners, headquartered in Boston, Massachusetts.

Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

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Forward-Looking information

This document contains certain "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma." And "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.

ENQUIRIES:

HAVAS ADVERTISING (Paris)                  Simon Gillham
                                           Tel : +33 (0) 1 41 34 39 73
                                           simon.gillham@havas-advertising.fr

                                           Virginia Jeanson
                                           Tel: +33 (0)1 41 34 42 27
                                           virginia.jeanson@havas-advertising.fr

MAITLAND (London for Havas Advertising)    Angus Maitland
                                           Tel: +44 (0)207 379 5151
                                           amaitland@maitland.co.uk